SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.   20549

FORM 11-K



(Mark One):


X            ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
--           SECURITIES EXCHANGE ACT OF 1934 [Fee Required]
             For the fiscal year ended March 31, 1997

                                  OR

--           TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
             SECURITIES EXCHANGE ACT OF 1934.  [No Fee Required]
             For the transition from            to
                                     -----------   -----------

Commission file number 1-3381
                       ------


THE PEP BOYS SAVINGS PLAN - PUERTO RICO
---------------------------------------
(Full title of the plan)



The Pep Boys - Manny, Moe & Jack
3111 W. Allegheny Avenue
Philadelphia,  PA  19132
--------------------------------

(Name of issuer of the securities held pursuant to the plan and the address of its principal executive offices)


Registrant's telephone number, including area code (215)229-9000



Notices and Communications from the Securities and Exchange
Commission relating to this Report should be forwarded to:

Michael J. Holden                                   Jack H. Nusbaum
Executive Vice President & Chief                    Willkie Farr & Gallagher
Financial Officer                                   One Citicorp Center
The Pep Boys - Manny, Moe & Jack                    153 East 53rd Street
3111 West Allegheny Avenue                          New York, NY   10022-4669
Philadelphia,  PA  19132

THE PEP BOYS SAVINGS PLAN - PUERTO RICO
----------------------------------------
TABLE OF CONTENTS
----------------------------------------------------------------------------


                                                                     PAGE
                                                                     ----


INDEPENDENT AUDITORS' REPORT                                           3

FINANCIAL STATEMENTS:

      Statement of Net Assets Available for Benefits
             As of March 31, 1997                                      4

      Statement of Changes in Net Assets Available for
             Benefits for the Year Ended March 31, 1997                5

      Notes to Financial Statements                               6 - 10


SUPPLEMENTAL SCHEDULES:

      Item 27a - Schedule of Assets Held for Investment
             Purposes as of March 31, 1997                            11

      Item 27d - Schedule of Reportable Transactions for
             the Year Ended March 31, 1997                            12

INDEPENDENT AUDITORS' REPORT




The Administrative Committee
The Pep Boys Savings Plan - Puerto Rico
Philadelphia, Pennsylvania


We have audited the accompanying statement of net assets available for benefits of The Pep Boys Savings Plan - Puerto Rico (the "Plan") as of
March 31, 1997, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statement based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of The Pep Boys Savings Plan - Puerto Rico as of March 31, 1997, and the changes in net assets available for benefits for the year then ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes as of March 31, 1997, and reportable transactions for the year then ended, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information by fund in the statement of net assets available for benefits and the statement of changes in net assets available for benefits is presented for the purpose of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of the individual funds. The supplemental schedules and supplemental information by fund are the responsibility of the Plan's management. Such supplemental schedules and supplemental information by fund have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.




Deloitte & Touche LLP
Philadelphia, Pennsylvania
September 19, 1997

THE PEP BOYS SAVINGS PLAN - PUERTO RICO
----------------------------------------------
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
March 31, 1997
----------------------------------------------

                                                                                SUPPLEMENTAL INFORMATION
                                                                                ------------------------
                                                                                    INVESTMENT FUNDS
                                                                                    ----------------
                                                            FIXED       INDEX   THE PEP BOYS
                                                           INCOME      EQUITY          STOCK     BALANCED
                                                             FUND        FUND           FUND         FUND     TOTAL
                                                       ----------  ----------   ------------   ----------  ----------
ASSETS
-----------

INVESTMENTS:
    Fixed Income Fund - Invesco Trust                     $22,348                                             $22,348
    Index Equity Fund - Vanguard Index Trust                          $10,806                                  10,806
    The Pep Boys Stock Fund - at market
     (Cost $73,615 consisting of 2,223 shares)                                       $66,708                   66,708
    Balanced Fund - SSGA Series                                                                   $14,083      14,083
                                                       ----------  ----------   ------------   ----------  ----------
      Total investments                                    22,348      10,806         66,708       14,083     113,945


EMPLOYER RECEIVABLE:
    984 shares of The Pep Boys - Manny,
     Moe & Jack common stock, cost $31,223
     and Employer Match Accrual                                                       50,090                   50,090
    Transfers                                                   7                        805        (812)           0
                                                       ----------  ----------   ------------   ----------  ----------
NET ASSETS AVAILABLE FOR BENEFITS                         $22,355     $10,806       $117,603      $13,271    $164,035
                                                       ==========  ==========   ============   ==========  ==========


See notes to financial statements.

THE PEP BOYS SAVINGS PLAN - PUERTO RICO
----------------------------------------------------------
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED March 31, 1997
----------------------------------------------------------
                                                                                SUPPLEMENTAL INFORMATION
                                                                                ------------------------
                                                                                    INVESTMENT FUNDS
                                                                                    ----------------

                                                              FIXED       INDEX   THE PEP BOYS
                                                             INCOME      EQUITY          STOCK   BALANCED
                                                               FUND        FUND           FUND       FUND        TOTAL
                                                        -----------  ----------   ------------   --------   ----------
NET ASSETS AVAILABLE FOR BENEFITS,
 April 1, 1996                                                   $0          $0             $0         $0           $0

    Dividend and interest income                                373          93             20        319          805
                                                        -----------  ----------   ------------   --------   ----------
NET INVESTMENT INCOME                                           373          93             20        319          805

NET APPRECIATION (DEPRECIATION)
    IN FAIR VALUE OF INVESTMENTS                                             46         (8,599)        99       (8,454)

CONTRIBUTIONS:
    Participants                                             21,982      10,667         76,403     12,853      121,905
    Pep Boys - Manny, Moe & Jack of
      Puerto Rico, Inc.                                                                 49,779                  49,779
                                                        -----------  ----------   ------------   --------   ----------
NET ASSETS AVAILABLE FOR BENEFITS,
    March 31, 1997                                          $22,355     $10,806       $117,603    $13,271     $164,035
                                                        ===========  ==========   ============   ========   ==========


See notes to financial statements.

THE PEP BOYS SAVINGS PLAN - PUERTO RICO
---------------------------------------
NOTES TO FINANCIAL STATEMENTS
YEAR ENDED March 31, 1997
--------------------------------------

1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Basis of Presentation
     ---------------------

     The accompanying financial statements have been prepared on the accrual basis of accounting.

     Use of Estimates
     ----------------

     The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expense during the reporting period. Actual results may differ from those estimates and assumptions.

     Investments
     -----------

     Investments in The Pep Boys - Manny, Moe & Jack common stock, Vanguard Index Trust and Balanced Fund are stated at fair value based on quoted market prices as reported on the last business day of the plan year. Investments in the ITC - Stable Value Fund are stated at cost plus accrued interest. (See Note 3.)

2.   DESCRIPTION OF THE PLAN
     -----------------------

     The following description of The Pep Boys Savings Plan - Puerto Rico
     (the "Plan"), provides general information only. The participant should refer to the Plan document for a more complete description of the Plan provisions. The Plan, was established on April 1, 1995. No transactions occurred in the Plan prior to April 1, 1996. The Plan provides a vehicle for participating employees of Pep Boys - Manny, Moe & Jack of Puerto Rico, Inc. (the "Company") to increase savings. The Plan was structured to comply with the requirements of the Employee Retirement Income Security Act of 1974 ("ERISA").

     Participation
     -------------

     All Company employees who have attained both the age of 21 and completed one year of service as defined by the Plan, are eligible to participate in the Plan and may join the Plan on any January 1, April 1, July 1, or October 1.

     Funding
     -------

     Contributions to the Plan are made by participants and the Company. Participant's contributions, made through salary deduction, may be any whole percentage from 1% to 10% of their compensation as defined by the Plan. The Company contributes the lesser of 50% of the first 6% of the participant's pre-tax contributions or a maximum 3% of the participant's compensation.

     Participant contributions to the Plan, up to $7,500 during 1996, are not subject to income tax until their withdrawal from the Plan. This limit will remain $7,500 for 1997. Additionally, participants are not subject to tax on the Company's contributions to the Plan, appreciation in Plan assets or income earned thereon until withdrawn from the Plan.

     Company contributions are deposited in The Pep Boys Stock Fund. Participants age 55 or over have the option to make an irrevocable election to have 100% of the Company's contribution deposited into the Fixed Income Fund.

     Vesting
     -------

     Participant's contributions are fully vested when made. The Company's contribution for a particular year is made if the participant is actively employed on December 31 of that year or if the participant's employment terminated due to death, disability or retirement prior to December 31. The Company's contributions are fully vested when made.

     Loan Provisions
     ---------------

     Participants may borrow up to 50% of their account balance subject to a minimum of $500 and a maximum of $50,000. The maximum duration of a loan is five years. The interest rate is commensurate with current fixed rates charged by institutions in the business of lending money for similar types of loans.

     Plan Termination
     ----------------

     Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

     In the event of termination of the Plan, the interest of the participants or their beneficiaries will remain fully vested and not be subject to forfeiture in whole or in part and distributions shall be made to them in cash and/or stock as applicable.

     Income Tax Status
     -----------------

     The Puerto Rico Department of Treasury has issued a determination letter (March 26, 1996) indicating that the Plan meets the requirements of Sections 1165(a) and 1165(e) of the Puerto Rico Internal Revenue Code of 1994, (the "Code"). Accordingly, the Plan's related trust is exempt from taxation under Section 1165(a) of the Code. The Plan Committee believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

     Administration
     --------------

     All costs associated with administering the Plan are borne by the Company. The Plan is administered by a Plan Committee of three employees of the Company. At March 31, 1997, the members of the Plan Committee and their positions with the Company were:

         Michael J. Holden         Executive Vice President and Chief
                                   Financial Officer

         Roger A. Rendin           Vice President - Human Resources

         Bernard K. McElroy        Assistant Vice President - Finance &
                                   Assistant Secretary

     At March 31, 1997, the Plan trustees and their positions with the Company were:


         Mitchell G. Leibovitz     Chairman of the Board, Chief Executive
                                   Officer & President

         Michael J. Holden         Executive Vice President and Chief
                                   Financial Officer

         Oriental Trust            Oriental Bank & Trust (Co-Trustee)

     Under the provisions of ERISA, all of the above individuals are "parties-in-interest."


3.   INVESTMENT PROGRAMS
     -------------------

     Participant contributions - Upon enrollment or re-enrollment, each participant shall direct that his/her contributions be invested in one or more of the following investment programs in increments of 10%.


          Fixed Income Fund
          -----------------

          Contributions to the Fixed Income Fund are invested with Invesco Trust Company ("ITC"). The ITC - Stable Value Fund invests primarily in fully benefit-responsive general insurance contracts, insurance company separate account products and synthetic products. The Fund seeks to provide a positive consistent return over time while preserving principal, however, the Fund does not guarantee interest or a return of principal. The average yield on the Fixed Income
          Fund for the year ended March 31, 1997 was 6.14%.

          Balanced Fund
          -------------

          The Balanced Fund is managed by SSGA Funds and invests 50% in stocks and 50% in bonds. SSGA S&P 500 Index Fund seeks to duplicate the capital growth and dividend income of the Standard and Poor's 500 Composite Stock Price Index. The SSGA Intermediate Bond Market Fund is intended to perform similar to the Lehman Brothers Intermediate Bond Index.

          Index Equity Fund
          -----------------

          The Index Equity Fund has invested in the Vanguard Index Trust which seeks to provide investment results that correspond to the price and yield performance of publicly traded common stocks in the aggregate. The Vanguard Index Trust uses the Standard and Poor's 500 Composite Stock Price Index as the standard comparison and attempts to duplicate the capital growth and dividend income of that Index.

          The Pep Boys Stock Fund
          -----------------------

          This fund is invested in the common stock of The Pep Boys - Manny, Moe & Jack.

          As of March 31, 1997, the shares in The Pep Boys Stock Fund were not registered with the U.S. Securities and Exchange Commission. Accordingly, all participant contributions used to purchase shares in this fund prior to the effective date of the Form S-8 Registration Statement has the right to rescind their transaction. Management believes that the potential right to rescind has no material impact on the financial statements.

          Investments that represent 5% or more of the net assets available for benefits at March 31, 1997 are as follows:



          FIXED INCOME FUND - ITC Stable Value Fund          $22,348
                                                         ===========


          INDEX EQUITY FUND - Vanguard Index Trust           $10,806
                                                         ===========

          BALANCED FUND - SSGA S&P500 INDEX and
                          SSGA INTERMEDIATE BOND FUND        $14,083
                                                         ===========

          THE PEP BOYS STOCK FUND - The Pep Boys -
            Manny, Moe & Jack common stock                   $66,708
                                                         ===========

THE PEP BOYS SAVINGS PLAN - PUERTO RICO
---------------------------------------------

ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
March 31, 1997
------------------------------------------------------------------------------------------------------
                                                                                                               CURRENT
                  IDENTITY                                          DESCRIPTION                COST             VALUE
----------------------------------------------------------------------------------------------------------------------------





FIXED INCOME FUND - ITC Stable Value Fund                          N/A          N/A           $22,348          $22,348

INDEX EQUITY FUND - Vanguard Index Trust                           N/A          N/A            10,760           10,806

THE PEP BOYS STOCK FUND - The Pep Boys -
  Manny, Moe & Jack * Common Stock                                 N/A          N/A            73,615           66,708

BALANCED FUND - SSGA
  S&P 500 Index Fund and Intermediate Bond Fund                    N/A          N/A            13,985           14,083

                                                                                          -----------      -----------
                                                                                             $120,708         $113,945
                                                                                          ===========      ===========
* Indicates party-in-interest to the Plan

THE PEP BOYS SAVINGS PLAN - PUERTO RICO
---------------------------------------

ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
YEAR ENDED March 31, 1997
----------------------------------------------


Aggregate of transactions involving the same security exceeding 5% of net assets at April 1, 1996:



                                                      Number of       Purchase
       Identity of Party         Description        Transactions        Price
------------------------    ---------------------   ------------     ----------

Invesco Trust               ITC-Stable Value Fund         22           $22,348


The Vanguard Group          Vanguard Index Trust          32            10,760


SSGA Funds                  SSGA S&P500 Index and
                            SSGA Intermediate Bond        33            13,985


The Pep Boys -
 Manny, Moe & Jack          Common Stock                   4            73,615

SIGNATURES



    Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees (or other persons who administer the Plan) have duly caused this Annual Report to be signed by the undersigned hereunto duly authorized.





                                      THE PEP BOYS SAVINGS PLAN - PUERTO RICO
                                      ---------------------------------------






      DATE: November 17, 1997                  BY:  /s/Bernard K. McElroy
            ------------------                 ----------------------------
                                                        Bernard K. McElroy
                                              Member of the Administrative
                                                                 Committee

EXHIBIT INDEX
=============





       Exhibit No.                      Item                            Page
       -----------                      ----                            ----





          23                  Consent of Deloitte & Touche LLP           15